FORM 4

    (   )  Check this box if no longer
      subject to Section 16.  Form 4
      or Form 5 obligations may continue.
      See Instruction 1(b).

      U.S. SECURITIES AND EXCHANGE COMMISSION       _____________________
              WASHINGTON, D.C.  20549              |   OMB APPROVAL      |
    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   |_____________________|
                                                   |OMB NUMBER: 3235-0287|
                                                   |EXPIRES:             |
                                                   | SEPTEMBER 30, 1998  |
    Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
      Securities Exchange Act of 1934,             |BURDEN HOURS         |
     Section 17(a) of the Public Utility           |PER RESPONSE 0.5     |
       Holding Company Act of 1935                 |_____________________|
    or Section 30(f) of the Investment
           Company Act of 1940
   ____________________________________________________________________________
   1. Name and Address of Reporting Person

     DEL-LPAML Limited Partnership
     c/o LaSalle Partners Incorporated
     200 East Randolph Drive
     Chicago, IL 60601
   ____________________________________________________________________________
   2. Issuer Name and Ticker or Trading Symbol

      LaSalle Partners Incorporated, LAP
   ____________________________________________________________________________
   3. IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON (VOLUNTARY)

   ____________________________________________________________________________
   4. Statement for Month/Year

      7/97
   ____________________________________________________________________________
   5. If Amendment, Date of Original (Month/Year)

   ____________________________________________________________________________
   6. Relationship of reporting person to Issuer (Check all applicable)
      ( ) DIRECTOR
      (X) 10% OWNER
      ( ) OFFICER (GIVE TITLE BELOW)
      ( ) OTHER (SPECIFY TITLE BELOW)

   ------------------------------------
   ____________________________________________________________________________
   7. Individual, or Joint/Group Filing (Check all applicable)
      (X) Form filed by One Reporting Person
      ( ) Form filed by More than One Reporting Person

   ===========================================================================
   TABLE I
   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
   ____________________________________________________________________________
   1. Title of Security (Instr. 3)

      Common Stock, par value $.01 ("Common Stock")
   ____________________________________________________________________________

   2. Transaction Date (Month/Day/Year)

      July 22, 1997
   ____________________________________________________________________________
   3. Transaction Code (Instr. 8)

      S
   ____________________________________________________________________________
   4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)

      90,000 shares of Common Stock, D, $21.39 per share
   ____________________________________________________________________________
   5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)

      1,089,876
   ____________________________________________________________________________
   6. Ownership Form: Direct(D) or Indirect(I) (Instr. 4)

      909,848(D), 180,028(I)
   ____________________________________________________________________________
   7. Nature of Indirect Beneficial Ownership (Instr. 4)

   As 15% holder of DEL/LaSalle Finance Company, L.L.C., a stockholder of LaSalle Partners Incorporated
   ____________________________________________________________________________
   Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
   ============================================================================
   TABLE II
   Derivative Securities Acquired, Disposed of, or Beneficially Owned
   (e.g., Puts, Calls, Warrants, Options, Convertible securities)
   ____________________________________________________________________________
   1. Title of Derivative Security (Instr. 3)

      Not applicable
   ____________________________________________________________________________
   2. Conversion or Exercise Price of Derivative Security

   ____________________________________________________________________________
   3. Transaction Date (Month/Day/Year)

   ____________________________________________________________________________
   4. Transaction Code (Instr. 8)

   ____________________________________________________________________________
   5. Number of Derivative Securities Acquired (A) or Disposed of (D)
      (Instr. 3, 4, and 5)

   ____________________________________________________________________________
   6. Date Exercisable and Expiration Date (Month/Day/Year)

   ____________________________________________________________________________
   7. Title and Amount of Underlying Securities (Instr. 3 and 4)

   ____________________________________________________________________________
   8. Price of Derivative Securities (Instr. 5)

   ____________________________________________________________________________
   9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)

   ____________________________________________________________________________
   10. Ownership Form of Derivative Security: Direct(D) or Indirect(I)


      (Instr. 4)

   ____________________________________________________________________________
   11. Nature of Indirect Beneficial Ownership (Instr. 4)

   ____________________________________________________________________________
   EXPLANATION OF RESPONSES:

   The shares of Common Stock referred to in Item 4 of Table I represent the pro rata portion of the 600,000 shares of Common Stock of the Issuer sold by DEL/LaSalle Finance Company, L.L.C. ("DEL/LaSalle") pursuant to an overallotment option granted to the U.S. underwriters of the initial public offering of the Issuer that may be attributable to DEL-LPAML Limited Partnership ("DEL-LPAML"). DEL-LPAML owns a 15% interest in DEL/LaSalle.




   /s/ William E. Sullivan
   for DEL-LPAML Limited Partnership                  October 10, 1997
 **  SIGNATURE OF REPORTING PERSON                     DATE


 ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78FF(A).